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                             May 8, 2023

       Oleg Grodnensky
       Chief Operating Officer and Chief Financial Officer
       Priveterra Acquisition Corp.
       300 SE 2nd Street, Suite 660
       Fort Lauderdale, FL 33301

                                                        Re: Priveterra
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 1, 2023
                                                            File No. 333-269006

       Dear Oleg Grodnensky:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4

       Questions and Answers About the Proposals, page xiii

   1. With reference to your disclosures on page ix and at the bottom of page 4, please revise the Q&A, Risk Factor
and Summary Risk Factor sections to highlight risks and
                                                        uncertainties
concerning the Closing Cash condition, potential financing agreements, and the combined company
s ability to fund its operations to September 30, 2023 and beyond.
                                                        As applicable, discuss
risks and uncertainties if shareholders are asked to make voting and redemption decisions
without knowing the terms contained in Interim Financing
                                                        Agreements and other
financings conducted prior to closing. Discuss the combined
                                                        company   s liquidity
position and related risks in the event that the merger closes without
                                                        Interim Financing
Agreements and other financings in place.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Oleg Grodnensky
Priveterra Acquisition Corp.
May 8, 2023
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameOleg Grodnensky
                                                           Division of
Corporation Finance
Comapany NamePriveterra Acquisition Corp.
                                                           Office of Life
Sciences
May 8, 2023 Page 2
cc:       W. Soren Kreider IV, Esq.
FirstName LastName